Exhibit 99.1

FREIGHT TECHNOLOGIES, INC.

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

October 28, 2024

Dear Shareholder:

You are cordially invited to attend our 2024 Annual Meeting of Shareholders of Freight Technologies, Inc. (“Freight Technologies”, the “Company”, “we”, “us”, or “our”), which will be held on Thursday, December 12, 2024, at 1:00 p.m. Monterrey, Mexico time at our office at Hidalgo 2035, Interior M18, Colonia Obispado, Monterrey, NL MX 64060 (the “2024 Annual Meeting”).

If you owned our ordinary shares at the close of business on October 24, 2024 (the “Record Date”), you are entitled to vote on the matters which are listed in the Notice of 2024 Annual Meeting of Shareholders.

The Board of Directors of the Company (the “Board”) recommends a vote “FOR” each of the proposals listed as Items 1, 2, 3, 4 and 5 in the Notice.

You may vote via the Internet, by telephone or by completing and mailing the proxy card you received in the mail. If you attend the 2024 Annual Meeting, you may vote your shares in person, even if you have previously voted your proxy. Your vote is important, regardless of the number of ordinary shares you own or whether or not you plan to attend the 2024 Annual Meeting. Accordingly, whether or not you plan to attend the 2024 Annual Meeting, after reading the enclosed Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card or your voting instructions form to ensure that your shares will be represented and voted at the 2024 Annual Meeting.

We are proud that you have chosen to invest in Freight Technologies. On behalf of our management and directors, thank you for your continued support and confidence. We look forward to seeing you at the 2024 Annual Meeting.

Sincerely,

/s/ Javier Selgas
Javier Selgas
Chief Executive Officer

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN

THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

FREIGHT TECHNOLOGIES, INC.

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Notice of 2024 Annual Meeting of Shareholders

To Be Held on December 12, 2024

TIME AND DATE	1:00 P.M. LOCAL TIME, Thursday, December 12, 2024

PLACE	Hidalgo 2035, M20, Obispado, Monterrey, Nuevo Leon Mexico 64060

ITEMS OF BUSINESS

Item		Board Vote Recommendation

1.	To elect each of the five directors named in the proxy statement to hold office until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified.	“FOR”

2.	To ratify the appointment of Marcum LLP (“Marcum”) (as our independent registered public accounting firm for the fiscal year ending December 31, 2024.	“FOR”

3.	To ratify the amendment to the amended and restated memorandum and articles of association of the Company (the “M&A”) to provide that the ordinary shares shall have no par value (the “Change in Par Value”).	“FOR”

4.

To approve the proposed amendment to the M&A to reduce the quorum for a shareholder meeting from not less than 50% of the votes of the ordinary shares entitled to vote to one-third of the votes of the ordinary shares entitled to vote (“Change in Quorum”).

“7.12 A meeting of Shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than ~~50%~~ one-third of the votes of the Shares entitled to vote on Resolutions of Shareholders to be considered at the meeting. A quorum may comprise a single Shareholder or proxy and then such person may pass a Resolution of Shareholders and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Shareholders.”

“FOR”

5.	To conduct an advisory vote on the compensation of our named executive officers.	“FOR”

6.	To transact such other business as may properly come before the 2024 Annual Meeting of Shareholders (the “2024 Annual Meeting”).	“N/A”

The accompanying proxy statement describes these items in more detail. As of the date of this Notice of 2024 Annual Meeting of Shareholders (the “Notice”), we have not received notice of any other matters that may be properly presented at the 2024 Annual Meeting.

RECORD DATE	The record date for the determination of the shareholders entitled to vote at the 2024 Annual Meeting, or any adjournments or postponements thereof, was the close of business on October 24, 2024 (the “Record Date”).

INSPECTION OF LIST OF SHAREHOLDERS OF RECORD	A list of the shareholders of record as of the Record Date will be available for inspection at the 2024 Annual Meeting.

VOTING	We strongly encourage you to vote. Please vote as soon as possible, even if you plan to attend the 2024 Annual Meeting in person. You can submit your vote prior to the date of the Annual Meeting by: Internet, telephone, or mail in accordance with instructions on your proxy card or your voting instructions form. PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY CARD.

A proxy statement describing the matters to be voted upon at the 2024 Annual Meeting along with a proxy card enabling the shareholders to indicate their vote will be mailed on or about November 6, 2024, to all shareholders entitled to vote at the 2024 Annual Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K and will be available on our website at https://fr8technologies.com/ on or about October 28, 2024. If you plan to attend the 2024 Annual Meeting and your shares are not registered in your own name, please ask your broker, bank or other nominee that holds your shares to provide you with evidence of your share ownership. Such proof of share ownership will be required to gain admission to the 2024 Annual Meeting.

Whether or not you plan to attend the 2024 Annual Meeting, it is important that your shares be represented and voted at the 2024 Annual Meeting. Accordingly, after reading the Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. at 51 Mercedes Way, Edgewood NY, 11717 or at our office located at 2001 Timberloch Place, Suite 500, The Woodlands, TX 77380 not later than 11:59 p.m. local time on December 11, 2024 to be validly included in the tally of shares voted at the 2024 Annual Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card.

By Order of the Board of Directors

/s/ Javier Selgas
Javier Selgas
Chief Executive Officer

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PROXY STATEMENT

FREIGHT TECHNOLOGIES, INC. 2024 ANNUAL MEETING OF SHAREHOLDERS

GENERAL INFORMATION

The Board of Directors (the “Board”) of Freight Technologies, Inc., a British Virgin Islands company (“Freight Technologies”, the “Company”, “we”, “us”, or “our”), is soliciting proxies to be used at the annual meeting of shareholders (the “2024 Annual Meeting”) of the Company to be held at our office at Hidalgo 2035, M20, Obispado, Monterrey, Nuevo Leon Mexico 64060, Mexico on Thursday, December 12, 2024, at 1:00 p.m. local time and any postponement or adjournment thereof.

This proxy statement (the “Proxy Statement”) and the accompanying notice and form of proxy are first being distributed to shareholders on or about November 6, 2024. The Board is requesting that you permit your ordinary shares to be represented at the 2024 Annual Meeting by the persons named as proxies for the 2024 Annual Meeting.

The proxy solicitation materials, including the Notice of the 2024 Annual Meeting (the “Notice”), this Proxy Statement, our annual report on Form 20-F for the fiscal year ended December 31, 2023, which includes our audited consolidated financial statements for the fiscal year ended December 31, 2023 (the “2023 Annual Report”), and the proxy card (collectively, the “Proxy Materials”), are being furnished to the holders of our ordinary shares, in connection with the solicitation of proxies by the Board for use in voting at the 2024 Annual Meeting. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the 2024 Annual Meeting. Please read it carefully.

Unless otherwise noted, the share and per share information in this Proxy Statement have been adjusted to give effect to the one for twenty-five (1-for-25) reverse stock split of the outstanding common stock which became effective on September 25, 2024.

QUESTIONS AND ANSWERS ABOUT
THE 2024 ANNUAL MEETING, THE PROXY MATERIALS AND VOTING YOUR SHARES

WHY AM I RECEIVING THESE MATERIALS?

Our Board has delivered the Proxy Materials to you in connection with the solicitation of proxies for use at the 2024 Annual Meeting. As a shareholder, you are invited to attend the 2024 Annual Meeting and are requested to vote on the items of business described in this Proxy Statement.

WHAT IS A PROXY?

Our Board is soliciting your vote at the 2024 Annual Meeting. You may vote by proxy as explained in this Proxy Statement. A proxy is your formal legal designation of another person to vote the ordinary shares you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

Mr. Javier Selgas has been designated as the Company’s proxy for the 2024 Annual Meeting.

WHAT PROPOSALS WILL BE VOTED ON AT THE 2024 ANNUAL MEETING?

There are four proposals that will be voted on at the 2024 Annual Meeting:

1.	To elect each of the five directors named in this Proxy Statement to hold office until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified; and

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2.	To ratify the appointment of Marcum as our independent registered public accounting firm for the fiscal year ending December 31, 2024.

3.	To ratify the amendment to the M&A regarding the Change in Par Value.

4.	To approve the proposed amendment to the M&A regarding the Change in Quorum.

5.	To approve the Company’s named executive officers’ compensation.

HOW DOES THE BOARD RECOMMEND I VOTE?

Our Board unanimously recommends that you vote:

●	“FOR” the election of each director named in this Proxy Statement (Proposal No. 1);

●	“FOR” the ratification of the appointment of Marcum as our independent registered public accounting firm for the fiscal year ending December 31, 2024 (Proposal No. 2);

●	“FOR” the ratification of the amendment to the M&A regarding the Change in Par Value (Proposal No. 3);

●	“FOR” the approval of the proposed amendment to the M&A regarding the Change in Quorum (Proposal No. 4);

●	“FOR” the ratification of Company’s named executive officers’ compensation (Proposal No. 5).

WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE 2024 ANNUAL MEETING?

If any other matters are properly presented for consideration at the 2024 Annual Meeting, including, among other things, consideration of a motion to adjourn or postpone the 2024 Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxy holders will have discretion to vote on those matters in accordance with their best judgment, unless you direct them otherwise in your proxy instructions. We do not currently anticipate that any other matters will be raised at the 2024 Annual Meeting.

WHO CAN VOTE AT THE 2024 Annual Meeting?

Shareholders of record at the close of business on October 24, 2024, the date established by the Board for determining the shareholders entitled to vote at the 2024 Annual Meeting, are entitled to vote at the 2024 Annual Meeting.

On the Record Date, 2,005,074 ordinary shares were outstanding and entitled to vote at the 2024 Annual Meeting. Holders of ordinary shares are entitled to one vote for each share owned for each matter to be voted on at the 2024 Annual Meeting. Holders of ordinary shares will vote together as a single class on all proposals to be voted on at the 2024 Annual Meeting.

A list of the shareholders of record as of October 24, 2024 will be available for inspection at the 2024 Annual Meeting.

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WHAT CONSTITUTES A QUORUM?

Not less than 50% of the votes of our outstanding ordinary shares as of the Record Date must be present, in person or by proxy, at the 2024 Annual Meeting in order to properly convene the 2024 Annual Meeting. This is called a quorum. If there are not enough votes of the ordinary shares present both in person and by timely and properly submitted proxies to constitute a quorum, the 2024 Annual Meeting may be adjourned by the Chairman of the meeting until such time as a sufficient number of votes are present. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

WHAT IS THE DIFFERENCE BETWEEN BEING A “SHAREHOLDER OF RECORD” AND A “BENEFICIAL OWNER” HOLDING SHARES IN STREET NAME?

Shareholder of Record: You are a “shareholder of record” if your shares are registered directly in your name with our transfer agent, TranShare Securities Transfer and Registrar. The Proxy Materials are sent directly to a shareholder of record.

Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in “street name” and your bank or other nominee is considered the shareholder of record. Your bank or other nominee forwarded the Proxy Materials to you. As the beneficial owner, you have the right to direct your bank or other nominee how to vote your shares by completing a voting instruction form. Because a beneficial owner is not the shareholder of record, you are invited to attend the 2024 Annual Meeting, but you may not vote these shares in person at the 2024 Annual Meeting unless you obtain a “legal proxy” from the bank or other nominee that holds your shares, giving you the right to vote the shares at the 2024 Annual Meeting.

HOW DO I VOTE?

Shareholders of record can vote their shares in person, by attending the 2024 Annual Meeting, by telephone or over the Internet in accordance with the instructions on your proxy card, or by mail, by completing, signing and mailing your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. at 51 Mercedes Way, Edgewood NY, 11717 or at our office located at 2001 Timberloch Place, Suite 500, The Woodlands, TX 77380 not later than 11:59 p.m. local time on December 11, 2024, to be validly included in the tally of shares voted at the 2024 Annual Meeting.

If you are a beneficial owner whose ordinary shares are held in “street name” (i.e. through a bank, broker or other nominee), you will receive voting instructions from the institution holding your shares. The methods of voting will depend upon the institution’s voting processes, including voting via the telephone or the Internet. Please contact the institution holding your ordinary shares for more information.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

It means that your ordinary shares are registered differently or you have multiple accounts. Please vote all of these shares separately to ensure all of the shares you hold are voted.

WHAT IF I DO NOT SPECIFY HOW MY SHARES ARE TO BE VOTED?

Shareholders of Record: If you are a shareholder of record and you properly submit your proxy but do not give voting instructions, the persons named as proxies will vote your shares as follows: “FOR” the election of the five director nominees named in this Proxy Statement (Proposal No. 1), “FOR” the ratification of the appointment of Marcum as our independent registered public accounting firm for the fiscal year ending December 31, 2024 (Proposal No. 2), “FOR” the ratification of the amendment to the M&A regarding the Change in Par Value (Proposal No. 3), “FOR” the approval of the proposed amendment to the M&A regarding the Change in Quorum (Proposal No. 4), and “FOR” the ratification of compensation of the Company’s named executive officers (Proposal No. 5). If you do not return a proxy, your shares will not be counted for purposes of determining whether a quorum exists and your shares will not be voted at the 2024 Annual Meeting.

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Beneficial Owners: If you are a beneficial owner whose ordinary shares are held in street name and you do not give voting instructions to your bank, broker or other nominee, your bank, broker or other nominee may exercise discretionary authority to vote on matters that the NASDAQ (“NASDAQ”) determines to be “routine.” Your bank, broker or other nominee is not allowed to vote your shares on “non-routine” matters and this will result in a “broker non-vote” on that non-routine matter, but the shares will be counted for purposes of determining whether a quorum exists. The items on the 2024 Annual Meeting agenda that may be considered non-routine are Proposal No. 2 relating to the ratification of appointment of the independent registered public accounting firm for the fiscal year ending December 31, 2024, Proposal No. 3 relating to the ratification of the amendment to the M&A regarding the Change in Par Value and Proposal No. 4 relating to the approval of the proposed amendment to the M&A regarding the Change in Quorum; however, we cannot be certain whether this will be treated as a routine matter since our Proxy Statement is prepared in compliance with the laws of British Virgin Islands rather than the rules applicable to domestic U.S. reporting companies. We strongly encourage you to submit your voting instructions and exercise your right to vote as a shareholder.

CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

If you are a shareholder of record, you may revoke your proxy at any time prior to the vote at the 2024 Annual Meeting. If you submitted your proxy by mail, you must file with the Chief Financial Officer of the Company a written notice of revocation or deliver, prior to the vote at the 2024 Annual Meeting, a valid, later-dated proxy. Attendance at the 2024 Annual Meeting will not have the effect of revoking a proxy unless you give written notice of revocation to the Chief Financial Officer before the proxy is exercised or you vote by written ballot at the 2024 Annual Meeting. If you are a beneficial owner whose ordinary shares are held through a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee, or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares, by attending the 2024 Annual Meeting and voting in person.

HOW WILL THE PROXIES BE SOLICITED AND WHO WILL BEAR THE COSTS?

We will pay the cost of soliciting proxies for the 2024 Annual Meeting. Proxies may be solicited by our directors, executive officers and employees, without additional compensation, in person, or by mail, courier, telephone, email or facsimile. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons. We may reimburse such brokerage houses and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

WHO WILL COUNT THE VOTES AND HOW CAN I FIND THE VOTING RESULTS OF THE 2024 ANNUAL MEETING?

Our inspector of election will tabulate and certify the votes. We plan to announce preliminary voting results at the 2024 Annual Meeting, and we will report the final results in a Current Report on Form 6-K, which we will file with the SEC shortly after the 2024 Annual Meeting.

WHAT VOTE IS REQUIRED TO APPROVE EACH ITEM?

The affirmative vote of a majority of the votes of the shares entitled to vote on the proposal that were present and voted at the 2024 Annual Meeting is required to elect each director (Proposal No. 1), to ratify the appointment of the Audit Committee of the Board (the “Audit Committee”) of Marcum as the Company’s independent registered public accounting firm for the year ending December 31, 2024 (Proposal No. 2), to ratify the amendment to the M&A regarding the Change in Par Value (Proposal No. 3) and to approve the proposed amendment to the M&A regarding the Change in Quorum (Proposal No. 4). The advisory vote on executive compensation (Proposal No. 5) is not binding on the Board. However, the Board will take into account the result of the vote when determining future executive compensation arrangements and the frequency of having advisory votes on such compensation arrangements.

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WHAT ARE ABSTENTIONS AND BROKER NON-VOTES AND HOW WILL THEY BE TREATED?

An “abstention” occurs when a shareholder chooses to abstain or refrain from voting their shares on one or more matters presented for a vote. For the purpose of determining the presence of a quorum, abstentions are counted as present.

Abstentions will have no effect on the outcome of either proposal.

A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the 2024 Annual Meeting in person or by proxy but does not vote on a particular proposal because that holder does not have discretionary authority to vote on that particular item and has not received instructions from the beneficial owner.

Broker non-votes will have no effect on the outcome of either proposal

WHAT DO I NEED TO DO TO ATTEND THE 2024 ANNUAL MEETING?

If you plan to attend the 2024 Annual Meeting in person, you will need to bring proof of your ownership of ordinary shares, such as your proxy card or transfer agent statement, as of the close of business on October 24, 2024 and present an acceptable form of photo identification such as a passport or driver’s license. Cameras, recording devices and other electronic devices will not be permitted at the meeting.

If you are a beneficial owner holding shares in “street name” through a bank, broker or other nominee and you would like to attend the 2024 Annual Meeting, you will need to bring an account statement or other acceptable evidence of ownership of ordinary shares as of the close of business on October 24, 2024. In order to vote at the meeting, you must contact your bank, broker or other nominee in whose name your shares are registered and obtain a legal proxy from your bank, broker or other nominee and bring it to the 2024 Annual Meeting.

WHAT ARE THE FISCAL YEAR END DATES?

Each of our fiscal years ends on December 31.

WHERE CAN I GET A COPY OF THE PROXY MATERIALS?

Copies of our 2023 Annual Report, including consolidated financial statements as of and for the year ended December 31, 2023, the proxy card, the Notice and this Proxy Statement are available on our Company’s website at https://fr8technologies.com/. The contents of that website are not a part of this Proxy Statement.

Additional copies of the 2023 Annual Report are available at no charge upon written request. To obtain additional copies of the 2023 Annual Report, please contact us at Freight Technologies, Inc., 2001 Timberloch Place, Suite 500, The Woodlands, TX 77380, Attention: Chief Financial Officer. The request must include a representation by the shareholder that as of our record date, October 24, 2024, such shareholder was entitled to vote at the 2024 Annual Meeting.

PROPOSAL NO. 1:

ELECTION OF DIRECTORS

Our Memorandum and Articles of Association provide that the Board will at least have one director, and it does not specify the maximum number of directors. The exact number of members of the Board will be determined from time to time by resolution of a majority of our entire Board or by resolution of a majority of the votes of the holders of our ordinary shares. The Board currently consists of five members. The Board has determined that Messrs. Adler, Samuels and Urbach are independent under applicable SEC and NASDAQ Corporate Governance rules. During the year ended December 31, 2023, each of our directors attended 100% of all Board meetings and 100% of the meetings of each committee of the Board on which he or she serves.

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Our Board has nominated the individuals identified below for election as directors at the 2024 Annual Meeting, each of whom is a current director of the Company. Each of these directors will hold office until the annual meeting of shareholders in 2025, and until his respective successor has been elected and duly qualified. The director nominees set forth below have consented to being named in this Proxy Statement as nominees for election as directors and have agreed to serve as directors if elected.

We are soliciting proxies in favor of the election of the nominees identified below. Unless otherwise instructed, the proxy holders will vote the proxies received by them “FOR” the director nominees named below. If any nominee becomes unable to serve or for good cause will not serve as a director, an event that the Company does not currently anticipate, it is intended that proxies will be voted for any substitute nominee designated by the Board to fill the vacancy or the Board may elect to reduce its size. As of the date of this Proxy Statement, the Board has no reason to believe that the persons named below will be unable or unwilling to serve as directors, if elected.

Biographical information concerning the nominees appears below. Ages are set forth as of October 28, 2024.

Name	Age	Position
Javier Selgas	40	Chief Executive Officer and Director
Paul Freudenthaler	60	Secretary and Director
Nicholas H. Adler	49	Independent Director and Chairman (1)(2)(3)
William Samuels	49	Independent Director (1)(3)
Marc Urbach	51	Independent Director (1)(2)

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee of the Board (the “Compensation Committee”).
(3)	Member of the Governance and Nominating Committee of the Board (the “Governance and Nominating Committee”).

Director Nominees (All current Directors to be Re-elected in 2025)

Javier Selgas, Chief Executive Officer and director, was Fr8App’s Chief Technology Officer from March to September 2020, and was responsible for all of Fr8App’s technologies and products. From May 2017 to March 2020, Javier was the Country Manager in Osigu, a technology company in the healthcare space, leading its new operation in Spain. From February 2013 to May 2017, Javier also headed AJEgroup’s IT division in Asia Pacific region playing a key role in the continued development of strategic IT growth and supplier relationships, ensuring flexibility in response to an increasingly demanding corporation. Prior to joining AJEGroup, Javier dedicated his professional career as an IT consultant in big corporations such as Endesa and Ibermatica. Javier earned a Master’s Degree from Barcelona University, and a Bachelor of Science degree in Software Engineering from European University.

Paul Freudenthaler, Secretary, joined Fr8Tech in September 2020. Prior to joining Fr8Tech, Paul served as the chief financial officer for several leading companies in both the U.S. and Mexico. From August 2015 to April 2016, he was the chief financial officer for EZ Corp., the Mexico division of Crediamigo, a payroll discount lender. From November 2016 to August 2020, Paul was the chief financial officer of Ascentium Capital, the largest independent small business lender in the U.S. Paul drove the growth and successful sale of Ascentium Capital from private equity investors to one of the largest banks in the United States. Paul was the chief financial officer for Old Mutual in Latin America from June 2012 to July 2015, Macquarie in Mexico City from June 2009 to May 2012 and Irwin Union Bank in the United States from August 2005 to August 2008. Paul’s experience includes successful public offerings and a number of acquisitions totaling well over $1 billion in both Mexico and the United States. Paul was born in Canada and grew up in Mexico City, before spending the following 30 years splitting his time among Mexico, the U.S. and Canada. Paul earned his MBA in Finance from The Wharton School of Business, a CPA License from Texas State Board of Public Accounting, and a Bachelor of Commerce in Accounting and Economics from the University of Calgary, Canada. Paul Freudenthaler resigned as Fr8Tech’s Chief Financial Officer on January 19, 2024, after which he continued serving as Secretary and began serving as Director.

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Nicholas H. Adler, our current Chairman of the Board, is a practicing attorney in Nashville, Tennessee specializing in defense litigation, bankruptcy, foreclosure, and real estate matters. He has been a partner at Brock & Scott PLLC since 2012. Nick is admitted to practice law in New York and Tennessee as well as all Federal districts within Tennessee. After his graduation from law school, Nick practiced with a large international firm in New York specializing in securities regulation. Since 2005, his practice has focused on the representation of national and regional credit grantors in Tennessee. He is also active in real estate development and asset management in Nashville. Nick earned his B.A. in political science from Vanderbilt University and his J.D. from The Washington and Lee University School of Law.

William Samuels, a current member of our Board, is a practicing attorney in Manhattan, New York specializing in intellectual property law. He has been a partner at Warshaw Burstein, LLP since June 2020. Between October 2017 and May 2020, he was a partner at Scarinci & Hollenbeck LLC and prior to that, he was a partner at W.R. Samuels Law PLLC starting January 2010. He is Treasurer of the New York State Bar Intellectual Property Section and co-chair of that section’s Trademark Law Committee. He earned his BA in English Literature from Georgetown University, MA in English Literature from the University of Pennsylvania and J.D. from Emory University.

Marc Urbach, a current member of Fr8App’s Board of Directors, is the owner of Doorstep Delivery Logistics LLC and has been its Chief Executive Officer since August 2020, and consultant at OTS Ventures Inc. since January 2017. Prior to that, he was the President/CFO and board member of Ideanomics, Inc. (formerly known as YOU On Demand Holdings, Inc.) He has been an executive at various private and public companies in the past 25 years. He earned his B.S. in Accounting from Babson College.

See “What vote is required to approve each item?” and “What are abstentions and broker non-votes and how will they be treated?”

Vote Required

The election of each nominee for director requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or by proxy.

Recommendation

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH DIRECTOR NOMINEE

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CORPORATE GOVERNANCE

Board of Directors

The Board oversees our business affairs and monitors the performance of our management. In accordance with our corporate governance principles, the Board does not involve itself in day-to-day operations. The directors keep themselves informed through discussions with the Executive Chairman, other key executives and by reading the reports and other materials sent to them and by participating in Board and committee meetings. Our directors hold office until the next annual meeting of shareholders and until their successors are elected and qualified or until their earlier resignation or removal, or if for some other reason they are unable to serve in the capacity of director.

Director Independence

As we are listed on NASDAQ, our determination of independence of directors is made using the definition of “independent director” contained in Rule 5605(a)(2) of the Marketplace Rules of the NASDAQ Stock Market. Our Board affirmatively determined that Messrs. Adler, Samuels and Urbach are “independent” directors, as that term is defined in the NASDAQ Stock Market Rules.

Board Meetings and Attendance

The Board held ten telephonic meetings in 2023 at which all members were present and approved a number of items by unanimous written consent.

Annual Meeting Attendance Policy

The Company does not have a policy regarding director attendance at Annual Meetings of shareholders, however, all directors are strongly encouraged to attend.

Shareholder Communications with the Board

Shareholders wishing to communicate with the Board, the non-management directors, or with an individual Board member may do so by writing to the Board, to the non-management directors, or to the particular Board member, and mailing the correspondence to: c/o Chief Financial Officer, 2001 Timberloch Place, Suite 500, The Woodlands, TX 77380. The envelope should indicate that it contains a shareholder communication. All such shareholder communications will be forwarded to the director or directors to whom the communications are addressed.

Committees of the Board of Directors

We established three committees under the Board of Directors: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our Audit Committee consists of Messrs. Adler, Samuels and Urbach. Mr. Urbach is the chairman of our Audit Committee. We have determined that Messrs. Adler, Samuels and Urbach satisfy the “independence” requirements of NASDAQ Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. Our board of directors has determined that Mr. Urbach qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K. The Audit Committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The Audit Committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

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●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

A copy of the Audit Committee’s current charter is available at our corporate website at: https://www.fr8.app/investors/governance/.

During the fiscal year of 2023, the Audit Committee held four telephonic meeting, at which all members of the Audit Committee were present.

Compensation Committee. Our compensation committee consists of Messrs. Adler and Urbach. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

A copy of the compensation committee’s current charter is available at our corporate website at: https://www.fr8.app/investors/governance/.

During the fiscal year of 2023, the compensation committee held four telephonic meeting, at which all members of the Compensation Committee were present.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Messrs. Adler and Samuels. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

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●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

A copy of the nominating and corporate governance committee’s current charter is available at our corporate website at: https://www.fr8.app/investors/governance/

During the fiscal year of 2023, the nominating and corporate governance committee did not hold any physical or telephonic meetings.

The table below provides certain highlights of the diversity characteristics of our directors:

	Board Diversity Matrix (As of October 28, 2024)
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors		5

Part II: Demographic Background
African American or Black
Alaskan Native or Native American
Asian
Hispanic or Latino		1
Native Hawaiian or Pacific Islander
White		4
Two or More Races or Ethnicities
LGBTQ+
Did Not Disclose Demographic Background

Duties of Directors

Under British Virgin Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by the directors is breached.

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Our Board of Directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our Board of Directors include, among others:

●	convening shareholders’ meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Code of Ethics.

A Code of Ethics is a written standard designed to deter wrongdoing and to promote:

●	honest and ethical conduct,

●	full, fair, accurate, timely and understandable disclosure in regulatory filings and public statements,

●	compliance with applicable laws, rules and regulations,

●	the prompt reporting violation of the code, and

●	accountability for adherence to the Code of Business Conduct and Ethics.

We have adopted a Code of Conduct that complies with the descriptions set forth above for a Code of Ethics. Our Code of Conduct is applicable to all of our employees, and also contains provisions that set forth a higher level of expectations from our leaders. A copy of our Code of Conduct is incorporated by reference as an exhibit to this annual report and posted on our website at https://www.fr8.app/investors/governance/.

Directors’ and Executive Officers’ Compensation

The following table sets forth the amount of compensation that was paid, earned and/or accrued during the fiscal year ended December 31, 2023, to each of our officers and directors above.

Name	Compensation ($)
Directors and Officers
Nick Adler1 2	64,419
William Samuels1 2	64,419
Marc Urbach1 2	64,419
Jerry Hutter[6]	-
Javier Selgas[1,3]	542,374
Paul Freudenthaler[1,3]	542,374
Mike Flinker [5]	-
Luisa Lopez [1,4]	241,184
Total	$1,519,189

1.

Messrs. Adler, Samuels, Urbach, and Selgas were appointed as directors to the board of directors, Mr. Freudenthaler as Secretary to the board of directors, Mr. Selgas to the position of Chief Executive Officer, Mr. Freudenthaler to the position of Chief Financial Officer and Mrs. Lopez to the position of Chief Operating Officer, effective as of February 14, 2022. Mr. Freudenthaler resigned as the Company’s Chief Financial Officer on January 19, 2024, after which he continued serving as Secretary and began serving as director. Mr. Quinby began serving as the Company’s Chief Financial Officer on January 19, 2024.

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2.	Messrs. Adler, Samuel and Urbach each received a grant date fair value of $24,687 of stock based compensation during 2023.

3.	Messrs. Selgas and Freudenthaler each received a grant date fair value of $135,779 of stock based compensation during 2023.

4.	Mrs. Lopez received a grant date fair value $49,375 of stock based compensation during 2023.

5.	Mr. Mike Flinker was our President from September 2020 to December 1, 2022, at which time he tendered his resignation.

6	Mr. Hutter was a member of our board of directors until his passing in late 2021.

We have not set aside or accrued any amounts to provide pension, retirement or similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Option Grants

As adjusted for the one to twenty-five reverse stock split effected on September 25, 2024, the Company had a total of 3,010 stock options outstanding at the end of the 2023 fiscal year as follows: Mr. Selgas has stock options to purchase 928 shares at a weighted average strike price of $2,590.58 per share; Mr. Freudenthaler has stock options to purchase 928 shares at a weighted average strike price of $2,694.35 per share; and Mrs. Lopez has stock options to purchase 325 shares at a weighted average strike price of $2,728.64 per share.

Option Exercises and Fiscal Year-End Option Value Table

There were no stock options exercised during fiscal 2023 by the executive officers.

Long-Term Incentive Plans and Awards

During 2023 Messrs. Adler, Samuel and Urbach each received stock options to purchase 80 shares at a strike price of $80.00 per share; Mr. Selgas was granted stock options to purchase 440 shares at a strike price of $455.00 per share; Mr. Freudenthaler was granted stock options to purchase 440 shares at a strike price of $455.00 per share; and Mrs. Lopez was granted stock options to purchase 160 shares at a strike price of 455.00 per share.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of October 24, 2024 by:

●	each person or entity that, to our knowledge, beneficially owns 5% or more of our ordinary shares;

●	each of our director nominees and executive officers individually; and

●	all of our director nominees and executive officers as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options, warrants or other exercisable or convertible securities that are exercisable or convertible currently or within 60 days of October 24, 2024, to be outstanding and to be beneficially owned by the person holding the options, warrants or other currently exercisable or convertible securities for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 2,005,074 ordinary shares outstanding as of October 24, 2024. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws.

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Name of Beneficial Owner[1]	Number of Shares	% of Class*

Five Percent Holders

Freight Opportunities, LLC [2]	16,481,059	90.07%

Directors and Named Executive Officers [4,5]:

Javier Selgas	509	**	%
Donald Quinby	-	0%
Luisa Irene Lopez Reyes	161	**	%
Paul Freudenthaler	508	**	%
Nicholas H. Adler	44	**	%
William Samuels	42	**	%
Marc Urbach	42	**	%
All Directors and Executive Officers as Group		0.01%

(1) For each person and group included in this table, percentage ownership is calculated by dividing the sum of the number of ordinary shares beneficially owned by such person or group and the number of ordinary shares underlying share options or warrants held by such person or group that are exercisable within 60 days after October 24, 2024 by the sum of (i) 2,005,074 being the number of ordinary shares outstanding as of October 24, 2024 and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after October 24, 2024.

(2) Freight Opportunities, LLC beneficially owns 191,287 ordinary shares and warrants convertible into 16,289,772 ordinary shares under various terms and conditions. The address of Freight Opportunities, LLC is 17 State Street, 2100, New York NY 10004.

Freight Opportunities LLC does not have the right to convert or exercise any portion of its holdings to ordinary shares if, to the extent that after giving effect to such conversion or exercise, it would beneficially own in excess of 9.99% of the ordinary shares outstanding immediately after giving effect to such conversion or exercise.

(4) Unless otherwise indicated, the address for those listed below is c/o Freight App, Inc., at 2001 Timberloch Place, Suite 500, The Woodlands, Texas 77380.

(5) Each of the directors’ holdings represent a mixture of restricted stock and stock options from the employee stock ownership plan convertible into ordinary shares that have vested within 60 days after the date of October 24, 2024. Each of Messrs. Adler, Samuels and Urbach owns 13, 12, and 12 ordinary shares, respectively. Mr. Adler also owns options convertible into 31 ordinary shares, and Messrs Samuels and Urbach own options convertible into 30 ordinary shares. Mr. Selgas and Mr. Freudenthaler each own 28 ordinary shares, and options convertible into 481 and 480 ordinary shares, respectively. Mrs. Lopez’s entire beneficial ownership represent options from the employee stock ownership plan convertible into ordinary shares that have vested within 60 days after October 24, 2024.

*Rounded to the nearest hundredth digit.

**Less than 0.01%.

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Employment Agreements and Indemnification Agreements

Fr8Tech’s current Chief Executive Officer joined Fr8Tech in March 2020 as its Chief Technology Officer, and became the Chief Executive Officer in September 2020. Our Chief Financial Officer joined Fr8Tech in January 2024. Fr8Tech’s Chief Operating Officer joined Fr8Tech in August 2021. Set forth below are compensation arrangements based on their current employment agreements with Fr8Tech. All employment agreements were continued under the same terms at the time of the Merger and all options and equity compensation items adjusted consistent with the exchange ratio related the Merger.

Under his Employment Agreement with Fr8Tech, Mr. Javier Selgas serves as Fr8Tech’s Chief Executive Officer, receives an annual base salary of $250,000 and is eligible for benefits and a discretionary bonus payable in the first fiscal quarter after the end of each fiscal year. He received (i) an option grant for 35 ordinary shares of Fr8Tech at $1,083.92 per share, fully vested upon grant, and (ii) an option grant for 71 ordinary shares of Fr8Tech at an exercise price equivalent to the Applicable Per Share Merger Consideration upon the Closing of the Merger or $6,503.50 per share, vesting over four years starting in September 2021. In the event Mr. Selgas is terminated without cause or for good reason, he will be entitled to receive continued payment of his base salary for six months immediately following the termination date. He was awarded an additional stock option grant for 21 ordinary shares of Fr8Tech at $3,468.54 per share, vesting over four years starting in December 2021, 360 shares of Fr8Tech ordinary shares at $4,525.00 per share, vesting over four years starting in August 2022, and 440 shares of Fr8Tech ordinary shares at $455.00 per share, vesting over four years starting in April 2024.

Under his Employment Agreement with Fr8Tech, Mr. Donald Quinby receives an annual base salary of $250,000, paid in periodic installments, subject to payroll deductions and other tax withholdings in accordance with the Company’s customary payroll practices and applicable wage payment laws, but no less frequently than monthly. Mr. Quinby is eligible to receive a discretionary bonus based on performance as determined by our board of directors. Pursuant to his Employment Agreement with the Company, the Company will grant Mr. Quinby such number of options to purchase Company shares under its 2022 Stock Incentive Plan representing $220,000 in intrinsic value.

Under his Employment Agreement with Fr8Tech, Mr. Paul Freudenthaler served as Fr8Tech’s Chief Financial Officer, received an annual base salary of $250,000 and was eligible to receive a discretionary bonus payable in the first fiscal quarter after the end of each fiscal year. He received (i) an option grant for 17 ordinary shares of Fr8Tech at $1,083.92 per share, fully vested upon grant, and (ii) an option grant for 88 ordinary shares of Fr8Tech at the Applicable Per Share Merger Consideration upon the Closing of the Merger or $6,503.50 per share, vesting over four years starting in September 2021. In the event Mr. Freudenthaler was terminated without cause or for good reason, he was entitled to receive continued payment of his base salary for six months immediately following the termination date. He was awarded an additional stock option grant for 21 ordinary shares of Fr8Tech at $3,468.54 per share, vesting over four years starting in December 2021, 360 shares of Fr8Tech ordinary shares at $4,525.00 per share, vesting over four years starting in August 2022, and 440 shares of Fr8Tech ordinary shares at $455.00 per share, vesting over four years starting in April 2024.

On January 19, 2024, Mr. Freudenthaler resigned as Fr8Tech’s Chief Financial Officer, after which he continued serving as Secretary and began serving as a director. Mr. Freudenthaler’s Employment Agreement terminated upon his resignation. In connection with his appointment as director, Mr. Freudenthaler entered into a Board Services Agreement with the Company. Pursuant to such Board Services Agreement, the Company shall pay Mr. Freudenthaler a quarterly compensation of $4,000 for his services as Secretary.

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Under her Employment Agreement with Fr8Tech, Ms. Luisa Irene Lopez Reyes serves as Fr8Tech’s and Freight App de Mexico’s Chief Operating Officer, receives an annual base salary of MXP$3,000,000 and is eligible to receive a discretionary bonus payable within the first 2-1/2 months after the end of the applicable fiscal year. She is entitled to receive (i) an option grant for 7 ordinary shares of Fr8Tech at $3,468.54 per share, fully vested upon grant, and (ii) an option grant for 37 ordinary shares of Fr8App at the Applicable Per Share Merger Consideration or $6,503.50 per share, vesting over four years starting on the one-year anniversary date of the Effective Date of the Merger. In the event that Ms. Reyes is terminated without cause or for good reason, she will be entitled to receive continued payment of her base salary for three months immediately following the termination date. She was awarded additional share option grants for 120 ordinary shares of Fr8Tech at $4,525.00 per share, vesting over four years starting in August 2022, and 160 ordinary shares of Fr8Tech at $455.00 per share, vesting over four years starting in April 2024.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

We have entered into board services agreements and indemnification agreements with each of our independent director appointees and our Chief Executive Officer who is a non-independent member of the Company’s board of directors. These agreements set forth the services to be provided and compensation to be received by our independent directors and the indemnifications provided to them by the Company. Pursuant to these agreements, the directorship of our independent director appointees will last until the earlier of (i) the date on which the director resigns, or (ii) is removed in accordance with the Company’s governing documents and applicable law.

NASDAQ Requirements

Our ordinary shares are currently listed on the NASDAQ Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by NASDAQ Stock Market as being applicable to listed companies. NASDAQ has adopted, and from time-to-time adopts, amendments to its Marketplace Rule 5600 that imposes various corporate governance requirements on listed securities. Section (a)(3) of Marketplace Rule 5615 provides that foreign private issuers such as our company are required to comply with certain specific requirements of Marketplace Rule 5600, but, as to the balance of Marketplace Rule 5600, foreign private issuers are not required to comply if the laws of their home jurisdiction do not otherwise mandate compliance with the same or substantially similar requirement.

We currently comply with those specifically mandated provisions of Marketplace Rule 5600. In addition, we have elected to voluntarily comply with certain other requirements of Marketplace Rule 5600, notwithstanding that our home jurisdiction does not mandate compliance with the same or substantially similar requirements; although we may in the future determine to cease voluntary compliance with those provisions of Marketplace Rule 5600 that are not mandatory. However, we have elected not to comply with the following provisions of Marketplace Rule 5600, since the laws of the British Virgin Islands do not require compliance with the same or substantially similar requirements:

●	our independent directors do not hold regularly scheduled meetings in executive session (rather, all board members may attend all meetings of the Board of Directors);

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●	the compensation of our executive officers is recommended but not determined by an independent committee of the board or by the independent members of the Board of Directors; and our CEO is not prevented from being present in the deliberations concerning his compensation;

●	related party transactions are not required to be reviewed and we are not required to solicit member approval of stock plans, including: those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party acquisitions or other acquisitions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person; and

●	we are not required to hold an in-person annual meeting to elect directors and transact other business customarily conducted at an annual meeting (rather, we complete these actions by written consent of holders of a majority of our voting securities).

We may in the future determine to voluntarily comply with one or more of the foregoing provisions of Marketplace Rule 5600. For example, we have voluntarily decided to compose of the majority of our board of directors with independent directors as defined by the NASDAQ rules.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transaction and balances from related parties:

The Company has provided freight services to a customer owned by a shareholder prior to the year ended December 31, 2022. The accounts receivable from this certain customer as of December 31, 2023 was $0. The revenue of these services for the year ended December 31, 2023, 2022 and 2021 was $0, $0 and $99,000, respectively.

Related parties of the Company represented entities that are directly or indirectly owned by directors and officers of the Company or in which the directors and officers of the Company has significant influence.

Review, approval or ratification of transactions with related persons.

Our Audit Committee, consisting of independent directors, is charged with reviewing and approving all agreements and transactions which had been entered into with related parties, as well as reviewing and approving all future related party transactions.

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PROPOSAL NO. 2:
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Audit Committee, which is composed entirely of independent directors, has selected Marcum, independent registered public accounting firm, to audit our financial statements for the fiscal year ending December 31, 2024. Ratification of the selection of Marcum by shareholders is not required by law. However, as a matter of good corporate practice, such selection is being submitted to the shareholders for ratification at the 2024 Annual Meeting. If the shareholders do not ratify the selection, the Board and the Audit Committee will reconsider whether or not to retain Marcum, but may, in their discretion, retain Marcum. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interests of the Company and its shareholders.

Representatives from Marcum will be in attendance at the 2024 Annual Meeting via teleconference to respond to any appropriate questions and will have the opportunity to make a statement, if they so desire.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

UHY LLP (“UHY”) audited the Company’s financial statements annually for the Company’s fiscal years ended December 31, 2022 to December 31, 2023. On May 21, 2024, the Audit Committee approved the dismissal of UHY as the Company’s independent registered public accounting firm. On July 4, 2024, the Company dismissed its independent registered public accounting firm, UHY LLP.

The audit reports of UHY on the Company’s financial statements as of and for the fiscal years ended December 31, 2023 and 2022 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s two most recent fiscal years ended December 31, 2023 and 2022, and for the subsequent interim period through July 4, 2024, the Company had no “disagreements” (as described in Item 304(a)(1)(iv) of Regulation S-K) with UHY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of UHY, would have caused it to make reference in connection with its opinion to the subject matter of the disagreements.

During the Company’s two most recent fiscal years ended December 31, 2023 and 2022, and for the subsequent interim period through July 4, 2024, there was no “reportable event,” as that term is defined in Item 304(a)(1)(v) of Regulation S-K and the instructions related thereto.

On June 20, 2024, the Audit Committee appointed Marcum as its new independent registered public accounting firm to audit and review the Company’s financial statements. During the Company’s two most recent fiscal years ended December 31, 2023 and 2022, and for the subsequent interim period through the date hereof prior to the engagement of Marcum, neither the Company nor anyone on its behalf consulted Marcum regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or on the type of audit opinion that might be rendered on the consolidated financial statements of the Company, and neither a written report nor oral advice was provided to the Company that Marcum concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

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Independent Registered Public Accounting Firm Fees and Other Matters

The following table shows the fees that we paid for audit and other services provided by UHY LLP, our prior independent registered public accounting firm, for fiscal years ended 2022 and 2023.

	Fiscal 2022	Fiscal 2023

Audit Fees	$279,313	$256,250
Audit-Related Fees
Tax Fees	-	-
All Other Fees	-	-

Audit Fees —This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years.

Audit-Related Fees — This category consists of assurance and related services by the independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees”.

Tax Fees — This category consists of professional services rendered by the Company’s independent registered public accounting firm for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

All Other Fees — This category consists of fees for other miscellaneous items.

The Audit Committee has adopted a procedure for pre-approval of all fees charged by the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. The audit fees paid to UHY LLP for fiscal years 2022 and 2023 were all approved by the Audit Committee.

See “What vote is required to approve each item?” and “What are abstentions and broker non-votes and how will they be treated?”

Vote Required

The ratification of the appointment of Marcum as our independent auditor requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy.

Recommendation

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE RATIFICATION OF MARCUM AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2024.

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PROPOSAL NO. 3:

RATIFICATION OF THE AMENDMENT TO THE M&A REGARDING THE CHANGE IN PAR VALUE

Change in Par Value

The Board has declared advisable, adopted and is submitting for shareholders’ ratification to amend and restate the M&A to reduce in par value of ordinary shares from par value of US$1.10 to no par value. The purpose of the Change in Par Value is to create the flexibility to potentially issue ordinary shares at a price per ordinary share that is less than the par value of US$1.10 per share, considering the current trading price of the ordinary shares is less than the par value of US$1.10 and BVI Business Companies Act does not allow issuance of shares with price less than the par value of the share.

The Board has approved the Change in Par Value, which became effective on June 12, 2024, the date of the Board’s approval.

See “What vote is required to approve each item?” and “What are abstentions and broker non-votes and how will they be treated?”

Vote Required

The ratification of the Change in Par Value proposal requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy.

Recommendation

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE AMENDMENT TO THE M&A REGARDING THE CHANGE IN PAR VALUE.

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PROPOSAL NO. 4:

ApProval of THE PROPOSED Amendment to the M&A Regarding the Change in Quorum

Change in Quorum

The Company is governed by the M&A. It is proposed to amend clause 7.12 of the M&A as set-out in this notice of the 2024 Annual Meeting.

The quorum for a meeting of the Company’s shareholders is not less than 50% of the votes of the shares entitled to vote on the resolutions to be considered at the meeting. Due to the nature of the Company’s shareholder base, it has become increasingly difficult for the Company to obtain quorum. We note that to date, quorum has not always been present at the appointed time of the Company’s meetings of shareholders and in recent years the Company has devoted considerable effort and resources to ensure that quorum has been met (including the hiring of a proxy solicitor). The Board believes that without the proposed amendment there is an increasing risk that the Company will not be able to obtain a quorum at future annual shareholder meetings, thus hindering the Company’s ability to conduct business. The Board believes that the proposed amendment balances shareholder’s rights in keeping the current quorum requirement for shareholder meetings while helping to ensure the quorum requirements will be met without undue effort, delay and cost. The proposed amendment would reduce the quorum for a shareholder meeting from not less than 50% to one-third of the outstanding ordinary shares entitled to vote under clause 7.12 of the M&A

Vote Required

The approval of the Change in Quorum proposal requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy.

Recommendation

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE PROPOSED AMENDMENT TO THE M&A REGARDING THE CHANGE IN QUORUM.

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PROPOSAL NO. 5:

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Company is providing shareholders an advisory vote on executive compensation as required by Section 14A of the Exchange Act and related SEC rules. Section 14A was added to the Exchange Act by Section 951 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

The advisory vote on executive compensation is a non-binding vote on the compensation of the Company’s named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and narrative discussion set forth in this proxy statement.

This advisory vote on executive compensation is not binding on the Board. However, the Board of Directors will take into account the result of the vote when determining future executive compensation arrangements.

Vote Required

The approval of the above proposal requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy.

Recommendation

THE BOARD RECOMMENDS A VOTE FOR ADOPTION OF THE EXECUTIVE COMPENSATIONS OF THE COMPANY’S NAMED EXECUTIVE OFFICERS, AS DISCLOSED PURSUANT TO THE COMPENSATION DISCLOSURE RULES OF THE SEC, INCLUDING THE COMPENSATION DISCUSSION AND ANALYSIS, COMPENSATION TABLES AND NARRATIVE DISCLOSURE SET FORTH IN THE PROXY STATEMENT.

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DOCUMENTS ON DISPLAY

The Company’s Annual Report on Form 20-F filed with the SEC on May 9, 2024 is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the Investor Relations section of the Company’s website at www. https://fr8technologies.com/.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

OTHER MATTERS

We know of no other matters to be submitted at the 2024 Annual Meeting. If any other matters properly come before the 2024 Annual Meeting, it is the intention of the proxy holders to vote the shares they represent in accordance with their best judgment, unless you direct them otherwise in your proxy instructions.

Whether or not you intend to be present at the 2024 Annual Meeting, we urge you to submit your signed proxy promptly.

OTHER INFORMATION

Deadline for Submission of Shareholder Proposals for 2025 Annual Meeting of Shareholders

For any proposal to be considered for inclusion in our proxy statement and form of proxy for submission to the shareholders at our 2025 annual meeting of shareholders, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act. Such proposals must be received by the Company at its office at 2001 Timberloch Place, Suite 500, The Woodlands, TX 77380, Attention: Chief Financial Officer not later than June 30, 2025.

If we are not notified of a shareholder proposal a reasonable time prior to the time we send our proxy statement for our 2025 annual meeting, then our Board will have discretionary authority to vote on the shareholder proposal, even though the shareholder proposal is not discussed in the proxy statement. In order to curtail any controversy as to the date on which a shareholder proposal was received by us, it is suggested that shareholder proposals be submitted by certified mail, return receipt requested, and be addressed to Freight Technologies, Inc., 2001 Timberloch Place, Suite 500, The Woodlands, TX 77380, Attention: Chief Financial Officer. Notwithstanding, the foregoing shall not effectuate any rights of shareholders to request inclusion of proposals in our proxy statement pursuant to Rule 14a-8 under the Exchange Act nor grant any shareholder a right to have any nominee included in our proxy statement.

Proxy Solicitation

The solicitation of proxies is made on behalf of the Board and we will bear the cost of soliciting proxies. The transfer agent and registrar for our ordinary shares, TranShare Securities Transfer and Registrar, as a part of its regular services and for no additional compensation other than reimbursement for out-of-pocket expenses, has been engaged to assist in the proxy solicitation. Proxies may be solicited through the mail and through telephonic or telegraphic communications to, or by meetings with, Shareholders or their representatives by our directors, officers and other employees who will receive no additional compensation therefor. We may also retain a proxy solicitation firm to assist us in obtaining proxies by mail, facsimile or email from record and beneficial holders of shares for the meeting. If we retain a proxy solicitation firm, we expect to pay such firm reasonable and customary compensation for its services, including out-of-pocket expenses.

We request persons such as brokers, nominees and fiduciaries holding stock in their names for others, or holding stock for others who have the right to give voting instructions, to forward proxy material to their principals and to request authority for the execution of the proxy. We will reimburse such persons for their reasonable expenses.

/s/ Javier Selgas
Javier Selgas
Chief Executive Officer

New York, New York
October 28, 2024

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